Exhibit 2

Addendum to Employment Agreement

This Addendum (the “Addendum”) is made and entered into this March 12, 2017 by and between Mobileye Vision Technologies Ltd. (the “Company”) and Prof. Amnon Shashua (“Executive”).

Reference is hereby made to that certain Employment Agreement between the Company and Executive, dated as of July 24, 2014 (the “Agreement”).

The parties wish to make certain amendments and clarifications to the Agreement, subject to the successful closing of the sale of Mobileye N.V., the parent company of the Company (“Mobileye”) to Intel Corporation or one of its subsidiaries (“Purchaser”), pursuant to which the Company will become a wholly owned indirect subsidiary of Purchaser (the “Acquisition”), pursuant to the terms and conditions of that certain purchase agreement between Mobileye and Purchaser of equal date hereof (the “Purchase Agreement”). To avoid doubt, if the Acquisition is not successfully consummated for any reason, the terms and conditions of this Addendum will not come into effect, and the original terms and conditions of the Agreement shall continue in full force and effect.

NOW, THEREFORE IT IS AGREED:

1.        It is expressly understood and agreed that in his position following Closing, the Executive shall report directly to the Chief Executive Officer of the Purchaser.

2.        The parties acknowledge that in the context of the Acquisition, Executive would, in the absence of this Addendum, receive the benefit of acceleration of certain outstanding and unvested Company Options and Company RSUs (as such terms are defined in the Purchase Agreement), effective as of the date of closing of the Acquisition (the “Closing”). Executive acknowledges and agrees that, notwithstanding any other agreement or arrangement to the contrary, all outstanding and unvested Company Options and Company RSUs held by Executive as of immediately prior to the Closing shall not accelerate and shall, instead, be subject to the following vesting schedule:

a.  No vesting shall occur prior to the third (3rd) anniversary of the Closing;

b.  50% of all unvested Company Options and Company RSUs held by Executive as of immediately prior to the Closing shall vest upon the third (3rd) anniversary of the Closing; and

c.  The remaining 50% of all unvested Company Options and Company RSUs held by Executive as of immediately prior to the Closing shall vest upon the fourth (4th) anniversary of the Closing.

In the event that Executive ceases to be employed by the Company or an Affiliate of Purchaser for any reason other than termination of his employment without Cause (such as termination for Cause or resignation) prior to the vesting dates set forth above, Executive will forfeit any unvested Company Options or Company RSUs as of such date. Notwithstanding the foregoing, in the event that, following the Closing, Executive is terminated by the Company for any reason other than Cause (such as termination without Cause), any unvested Company Options and Company RSUs held by Executive shall, as of the date of any such termination, immediately vest. The parties agree that in the event of termination by Executive in circumstances of Deemed Dismissal (including, without limitation, if either the Purchaser or the Company were to determine to change Executive’s reporting lines such that Executive were directed to report to any individual or entity other than the Chief Executive Officer of Purchaser) any unvested Company Options and Company RSUs held by Executive shall, as of the date of any such termination, immediately vest; provided, however, that it is expressly understood and agreed that the Acquisition and integration of the Company with Purchaser shall not constitute the Deemed Dismissal of Executive.

3.        All terms and conditions of the Agreement not amended by the provisions of this Addendum will remain in full force and effect.

In Witness Whereof:

Mobileye Vision Technologies Ltd.		Prof. Amnon Shashua

By:	/s/ Ziv Aviram	/s/ Amnon Shashua
Name: Ziv Aviram
Title: President and Chief Executive Officer